UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                         (Amendment No. 7 )*


                 Evergreen Energy Inc. (f/k/a KFx Inc.)
                 --------------------------------------
                            (Name of Issuer)

                              Common Stock
                              ------------
                     (Title of Class of Securities)

                                48245L107
                                ---------
                             (CUSIP Number)

                          Mark D. Whatley, Esq.
              Howard Rice Nemerovski Canady Falk & Rabkin,
                       A Professional Corporation
                   Three Embarcadero Center, Suite 700
                      San Francisco, CA  94111-4024
                             (415) 434-1600
                             --------------
       (Name, Address and Telephone Number of Person Authorized to

                   Receive Notices and Communications)

                            January 31, 2007
                            ----------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 48245L107                 SCHEDULE 13D                Page 2 of 12



1.  Names of Reporting Persons.        WESTCLIFF CAPITAL MANAGEMENT, LLC

    I.R.S. Identification Nos. of above persons               77-0435868
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [ ]
    (See Instructions)

                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                      California

Number of     7.    Sole Voting Power                          8,364,181
Shares
Beneficially  8.    Shared Voting Power
Owned by
Each          9.    Sole Dispositive Power                     8,364,181
Reporting
Person With
              10.   Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each                8,364,181
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)              9.5%

14. Type of Reporting Person (See Instructions)                       IA

CUSIP 48245L107                 SCHEDULE 13D                Page 3 of 12


1.  Names of Reporting Persons.                   RICHARD S. SPENCER III

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [ ]
    (See Instructions)

                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                   United States

Number of     7.    Sole Voting Power                          8,424,181
Shares
Beneficially  8.    Shared Voting Power
Owned by
Each          9.    Sole Dispositive Power                     8,424,181
Reporting
Person With
              10.   Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each                8,424,181
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)              9.6%

14. Type of Reporting Person (See Instructions)                       IN

CUSIP 48245L107                 SCHEDULE 13D                Page 4 of 12

Item 1. Security and Issuer

    This Schedule 13D (this "Schedule") relates to shares of common stock of Evergreen Energy Inc. (f/k/a KFx Inc.) (the "Issuer") and warrants exercisable therefor. The principal executive office of the Issuer is 55 Madison Street, Suite 500, Denver, CO 80206.

Item 2. Identity and Background

    This Schedule is filed on behalf of Westcliff Capital Management, LLC ("Westcliff") and Richard S. Spencer III ("Spencer"). Westcliff is an investment adviser registered with the Securities and Exchange Commission and acts as investment adviser to various investment advisory clients and several investment limited partnerships for which Westcliff is the general partner. Spencer is the managing member and controlling owner of Westcliff. Westcliff and Spencer are together referred to as the "reporting persons." The principal business office address of the reporting persons is 200 Seventh Avenue, Suite 105, Santa Cruz, California 95062. The reporting persons are filing jointly but not as members of a group, and each expressly disclaims membership in a group.

    During the last five years, no reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    During the last five years, no reporting person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    The citizenship of each reporting person is listed on that reporting person's cover page.

Item 3. Source and Amount of Funds or Other Consideration

    Except for the 60,000 shares of the Issuer's common stock acquired by Spencer pursuant to his exercise of stock options described under
Item 5(c) below (the "Spencer Shares"), all of the securities of the Issuer identified on pages 2 and 3 of this Schedule (the "Securities") were purchased by and are held in accounts for various investment advisory clients for which Westcliff is the investment manager (including certain investment limited partnerships for which Westcliff is a general partner). Funds in those accounts were used for those purchases. To the extent Westcliff causes its advisory clients to purchase additional securities of the Issuer, it expects those purchases to be made with available funds in those clients' accounts.

    The aggregate exercise price for the Spencer Shares was approximately $528,000. The aggregate exercise price was paid by Spencer using personal funds.

CUSIP 48245L107                 SCHEDULE 13D                Page 5 of 12

Item 4. Purpose of Transaction

    As described above, the Securities (other than the Spencer Shares) are held for investment purposes in the accounts of various investment advisory clients of Wesctliff. The Spencer Shares are held by Spencer for investment purposes.

    By Letter Agreement dated March 28, 2002, the Issuer granted Westcliff the right to designate up to two individuals (the "Westcliff Nominees") to serve as directors on the Issuer's board under certain circumstances. If one or both of such Westcliff Nominees are elected to the board, the Letter Agreement further requires the board to appoint such elected Westcliff Nominees to serve on the board's executive committee. Until his resignation on September 30, 2006, Spencer had served on the Issuer's board as a Westcliff Nominee; however, since that time, Westcliff has not nominated any replacement for Spencer or otherwise exercised its nomination right, and Westcliff currently has no representative on the Issuer's board.

    Other than as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP 48245L107                 SCHEDULE 13D                Page 6 of 12

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
     Section 12(g)(4) of the Act; or

          (j) Any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

    5(a) and 5(b):    The Securities consist of 2,858,668 shares of the
Issuer's common stock (including the Spencer Shares) and warrants exercisable for up to an additional 5,565,511 shares of common stock at an exercise price of $2.75 per share. Westcliff has sole voting and investment power over the holdings of each of advisory client in whose account Securities are held (including investment partnerships for which it is a general partner), and Spencer controls Westcliff. As a result, Westcliff and Spencer may be deemed to have beneficial ownership of all of the Securities for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), insofar as they may be deemed to have the power to direct the voting or disposition of such Securities (other than the Spencer Shares, over which Spencer has sole voting and dispositive power). Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either Westcliff or Spencer is, for any other purpose, the beneficial owner of any the Securities, and Westcliff and Spencer disclaim beneficial ownership as to such Securities except to the extent of their respective pecuniary interests therein. The percentage of common stock of the Issuer beneficially owned by Spencer for the purposes of this Schedule is 9.6%, and the percentage of common stock of the Issuer beneficially owned by Westcliff for the purposes of this Schedule is 9.5%.

    Each of the reporting persons disclaims membership in a "group" within the meaning of Section 13(d)(4) or Rule 13d-5(b)(1) of the Exchange Act and Westcliff and Spencer each further disclaims on behalf of each investment advisory client (including investment partnerships) for whose account Westcliff exercises discretion, beneficial ownership of any shares of the Issuer's common stock owned by any other person. No investment advisory client for which Westcliff exercises investment discretion has any right to vote, direct the vote, or control the disposition of any shares owned by any other such investment advisory client.

    The calculation of percentage of beneficial ownership in Item 13 of pages 2 and 3 was derived from the Issuer's Annual Report on Form 10-Q for the fiscal year ended September 30, 2006, in which the Issuer stated that the number of shares of its common stock outstanding as of October 27, 2006 was 82,032,241 shares.

   5(c)    The reporting persons have caused the following transactions in the Issuer's securities to be effected during the last 60 days:

CUSIP 48245L107                 SCHEDULE 13D                Page 7 of 12

   On December 20, 2006, Spencer acquired a total of 60,000 shares of the Issuer's common stock (the "Spencer Shares") pursuant to the exercise of stock options originally granted to Spencer while serving as a director on the Issuer's board, as follows:

       Option Grant Date   Underlying Shares   Exercise Price
         June 25, 2004          30,000         $8.20 per share
         March 25,2004          30,000         $9.40 per share

   On January 31, 2007, one of the investment limited partnerships for which Westcliff is the general partner (the "Liquidating Fund") made a liquidating distribution of the Issuer's securities, in which a total of 511,807 shares of the Issuer's common stock and warrants exercisable for up to a total of 1,565,690 shares were distributed to limited partners of the Liquidating Fund otherwise unaffiliated with the reporting persons.

   On February 1, 2007, Westcliff made additional in-kind distributions from another investment limited partnership for which Westcliff is the general partner (the "Subject Fund"), in which a total of 60,424 shares of the Issuer's common stock and warrants exercisable for up to a total of 157,548 shares were distributed to limited partners of the Subject Fund otherwise unaffiliated with the reporting persons.

    5(d)    Westcliff has been granted the authority to dispose of and vote the Securities reflected in Items 7-11 of page 2 of this Schedule in its capacity as investment adviser of its various investment advisory clients that own securities of the Issuer (including investment limited partnerships for which it is a general partner). Those advisory clients, or persons or entities that own them, have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities held in their respective accounts.

    5(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Westcliff is the general partner of investment limited partnerships pursuant to an agreement of limited partnership with respect to each such partnership. Each of those agreements provides to Westcliff the authority, among other things, to invest the funds of those partnerships in the securities of the Issuer, to vote and dispose of such securities and to file this statement on their behalf. Pursuant to each such agreement, Westcliff is entitled to allocations based on assets under management and realized and unrealized gains.

CUSIP 48245L107                 SCHEDULE 13D                Page 8 of 12

    On May 5, 2005, certain of Westcliff's advisory clients (including certain limited partnerships) and other parties (collectively the "Investors") entered into an agreement with the Issuer to amend and restate certain provisions (the "Project Provisions") of the Fourth Amended and Restated Investors' Rights Agreement (the "Investors Rights Agreement"). The Project Provisions were revised and restated (and are now set forth in the "K-Fuel Projects Participation and Development Agreement" rather than as part of the Investors Rights Agreement), to among other things, increase the Issuer's flexibility to build and operate K-Fuel plants, in addition to licensing its technology to third parties. The amendment to the Investors Rights Agreement also eliminates the Issuer's obligation to obtain the Investors' consent before issuing preferred stock or certain other securities.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Letter Agreement dated March 28, 2002, previously filed.

Exhibit B: Common Stock and Warrant Purchase Agreement, previously filed.

Exhibit C: Addendum to the Common Stock and Warrant Purchase Agreement,
            previously filed.

Exhibit D: Second Addendum to the Common Stock and Warrant Purchase
            Agreement, previously filed.

Exhibit E: Form of Warrant to Purchase Common Stock dated March 28,
             2002, previously filed.

Exhibit F: Form of Warrant to Purchase Common Stock dated April 30,
            2002, previously filed.

Exhibit G: Form of Warrant to Purchase Common Stock dated July 1,
            2002, previously filed.

Exhibit H: Third Amended and Restated Investors' Rights Agreement,
            previously filed.

Exhibit I: Third Amended and Restated Put Agreement, previously filed.

Exhibit J: Third Addendum to the Common Stock and Warrant Purchase
            Agreement, previously filed.

Exhibit K: Form of Warrant to Purchase Common Stock dated July 19, 2002, previously filed.

Exhibit L: Fourth Addendum to the Common Stock and Warrant Purchase
            Agreement, previously filed.

Exhibit M: Fourth Amended and Restated Investors' Rights Agreement,
            previously filed.

CUSIP 48245L107                 SCHEDULE 13D               Page 9 of 12

Exhibit N: Fourth Amended and Restated Put Agreement, previously filed.

Exhibit O: Form of Warrant to Purchase Common Stock dated August 21,
            2002, previously filed.

Exhibit P: Agreement Regarding Joint Filing of Statement on Schedule 13D
            or 13G, dated May 27, 2005.

Exhibit Q: Waiver of Penalty Warrants dated September 26, 2002 previously filed.

Exhibit R: First Amendment to Fourth Amended and Restated Investor's
            Rights Agreement, filed as Exhibit 10.64 to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 10, 2005, previously filed.

CUSIP 48245L107                 SCHEDULE 13D               Page 10 of 12


                                Signature

                               Signatures

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED   February 7, 2007


                                   WESTCLIFF CAPITAL MANAGEMENT, LLC


                                   /s/ Richard S. Spencer III
                                   --------------------------
                                   By: Richard S. Spencer III
                                   Its: Manager


                                   RICHARD S. SPENCER III




                                   /s/ Richard S. Spencer III
                                   --------------------------

CUSIP 48245L107                 SCHEDULE 13D               Page 11 of 12



                              Exhibit Index



Exhibit P       Agreement Regarding Joint Filing of Statement on
                Schedule 13D or 13G

CUSIP 48245L107                 SCHEDULE 13D               Page 12 of 12


                                Exhibit P


    AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G



        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Evergreen Energy Inc. (f/k/a KFx Inc.). For that purpose, the undersigned hereby constitute and appoint Westcliff Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  February 7, 2007

                                   WESTCLIFF CAPITAL MANAGEMENT, LLC


                                   /s/ Richard S. Spencer III
                                   --------------------------
                                   By: Richard S. Spencer III
                                   Its: Manager


                                   RICHARD S. SPENCER III



                                   /s/ Richard S. Spencer III
                                   --------------------------